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Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
21st Century Oncology Holdings, Inc.

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Pre-tax income before before adjustment for noncontrolling interests in consolidated subsidiaries	(127,501)	(377,512)	(151,359)	(108,571)	(350,327)	(117,389)
(Income) Loss from equity investees	(1,001)	1,036	817	454	50	(201)
Distributed income of equity investees	1,007	633	9	21	221	602
Preference security dividend requirements	—	—	—	—	(16,140)	(72,521)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,698)	(3,475)	(3,053)	(1,838)	(4,595)	(8,007)
Fixed Charges	62,490	65,656	83,361	94,244	123,471	110,777

Earnings	(66,703)	(313,662)	(70,225)	(15,690)	(247,320)	(86,739)

Interest expense	59,098	61,212	77,987	87,209	113,644	98,639
An estimate of the interest within rental expense	3,392	4,444	5,374	7,035	9,827	12,138

Fixed Charges	62,490	65,656	83,361	94,244	123,471	110,777

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency to cover charges(2)	129,193	379,318	153,586	109,934	370,791	197,516

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges and imputed dividends and accretion of Series A convertible redeemable preferred stock Fixed charges consist of interest expense on all indebtness including amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor.

(2)
Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.

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  Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges 21st Century Oncology Holdings, Inc.